United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Delegación Miguel Hidalgo

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2015.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on May 1, 2015 (our “2014 Form 20-F”).

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	At June 30, 2015		At December 31, 2014

Assets
Current assets:
Cash and cash equivalents	Ps.	118,609,986	Ps.	66,473,703
Accounts receivable:
Subscribers, distributors, recoverable taxes and other, net		144,851,975		145,584,407
Related parties (Note 3)		899,472		1,320,107
Derivative financial instruments		30,692,525		22,536,056
Inventories, net		34,139,447		35,930,282
Other current assets, net		21,406,315		16,563,602

Total current assets		350,599,720		288,408,157

Non-current assets:
Property, plant and equipment, net (Note 4)		577,814,784		595,596,318
Intangibles, net		101,133,904		109,829,650
Goodwill		139,411,918		140,903,391
Investment in associated companies (Note 5)		3,155,048		49,262,581
Deferred income taxes		74,747,760		66,500,539
Other assets, net		42,689,335		27,856,033

Total assets	Ps.	1,289,552,469	Ps.	1,278,356,669

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 7)	Ps.	77,481,828	Ps.	57,805,517
Accounts payable		207,341,358		191,503,362
Accrued liabilities		53,831,811		53,968,679
Taxes payable		26,211,022		32,554,727
Derivative financial instruments		6,796,935		8,527,812
Related parties (Note 3)		2,001,273		3,087,292
Deferred revenues		30,492,442		31,464,235

Total current liabilities		404,156,669		378,911,624

Long-term debt (Note 7)		585,179,069		545,949,470
Deferred income taxes		14,777,094		17,469,798
Deferred revenues		1,450,620		1,330,757
Asset retirement obligations		13,732,783		13,451,407
Employee benefits		88,057,713		86,604,565

Total liabilities		1,107,353,948		1,043,717,621

Equity (Note 8):
Capital stock		96,376,927		96,382,631
Retained earnings:
Prior years		130,909,896		146,188,038
Profit for the year		22,275,505		46,146,370

Total retained earnings		153,185,401		192,334,408
Other comprehensive loss items		(120,037,893)		(104,332,763)

Equity attributable to equity holders of the parent		129,524,435		184,384,276
Non-controlling interests		52,674,086		50,254,772

Total equity		182,198,521		234,639,048

Total liabilities and equity	Ps.	1,289,552,469	Ps.	1,278,356,669

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos, except for earnings per share)

	For the six-month periods ended June 30,
	2015		2014

Operating revenues:
Mobile voice services	Ps.	123,636,008	Ps.	125,809,442
Fixed voice services		53,176,873		53,956,827
Mobile data voice services		114,039,444		88,938,143
Fixed data services		51,858,715		45,213,561
Paid television		33,626,202		33,328,086
Equipment, accessories, computer sale and other services		63,697,980		50,827,596

		440,035,222		398,073,655

Operating costs and expenses:
Cost of sales and services		201,847,915		180,841,360
Commercial, administrative and general expenses		99,954,918		83,779,299
Other expenses		1,651,283		1,934,223
Depreciation and amortization		62,521,466		52,546,956

		365,975,582		319,101,838

Operating income		74,059,640		78,971,817

Interest income		2,169,963		3,262,260
Interest expense		(14,133,600)		(14,301,000)
Foreign currency exchange (loss) gain, net		(30,767,989)		3,172,774
Valuation of derivatives, interest cost from labor obligations and other financial items, net		7,507,189		(14,149,066)
Equity interest in net loss of associated companies		(1,388,837)		(858,233)

Profit before income tax		37,446,366		56,098,552
Income tax (Note 6)		14,505,029		23,192,459

Net profit for the period	Ps.	22,941,337	Ps.	32,906,093

Net profit for the period attributable to:
Equity holders of the parent	Ps.	22,275,505	Ps.	32,719,647
Non-controlling interests		665,832		186,446

	Ps.	22,941,337	Ps.	32,906,093

Basic and diluted earnings per share attributable to equity holders of the parent from continuing operations	Ps.	0.33	Ps.	0.47

Other comprehensive income items:
Net other comprehensive income to be reclassified to profit or loss in subsequent periods:
Effect of translation of foreign entities	Ps.	(13,853,692)	Ps.	(508,533)
Effect of fair value of derivatives, net of deferred taxes		18,340		1,317
Items not to be reclassified to profit or loss in subsequent periods:
Remeasurement of defined benefit plan, net of deferred taxes		(1,364)		776,695

Total other comprehensive (loss) income items for the period, net of deferred taxes		(13,836,716)		269,479

Total comprehensive income for the period	Ps.	9,104,621	Ps.	33,175,572

Comprehensive income for the period attributable to:
Equity holders of the parent	Ps.	6,316,952	Ps.	32,448,566
Non-controlling interests		2,787,669		727,006

	Ps.	9,104,621	Ps.	33,175,572

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2015

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Remeasurement of defined benefit plan		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity

Balance at December 31, 2014 (audited)	Ps.	96,382,631	Ps.	358,440	Ps.	191,975,968	Ps.	(1,556,693)	Ps.	(62,992,683)	Ps.	(39,783,387)	Ps.	184,384,276	Ps.	50,254,772	Ps.	234,639,048
Net profit for the period						22,275,505								22,275,505		665,832		22,941,337
Remeasurement of defined benefit plan, net of deferred taxes										13,893				13,893		(15,257)		(1,364)
Effect of fair value of derivatives, net of deferred taxes								18,103						18,103		237		18,340
Effect of translation of foreign entities												(15,990,549)		(15,990,549)		2,136,857		(13,853,692)

Comprehensive income for the period						22,275,505		18,103		13,893		(15,990,549)		6,316,952		2,787,669		9,104,621
Dividends						(37,632,000)								(37,632,000)		(469,762)		(38,101,762)
Repurchase of shares		(5,704)				(22,095,041)								(22,100,745)				(22,100,745)
Konin Klijke KPN (Note 5)								1,457,853		(1,486,453)		282,023		253,423				253,423
Other acquisitions of non-controlling interests and others						(1,697,471)								(1,697,471)		101,407		(1,596,064)

Balance at June 30, 2015 (unaudited)	Ps.	96,376,927	Ps.	358,440	Ps.	152,826,961	Ps.	(80,737)	Ps.	(64,465,243)	Ps.	(55,491,913)	Ps.	129,524,435	Ps.	52,674,086	Ps.	182,198,521

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2014

(In thousands of Mexican pesos)

	Capital stock		Legal reserve		Retained earnings		Effect of derivative financial instruments acquired for hedging purposes		Remeasurement of defined benefit plan		Effect of translation		Total equity attributable to equity holders of the parent		Non-controlling interests		Total equity

Balance at December 31, 2013 (audited)	Ps.	96,392,339	Ps.	358,440	Ps.	196,960,472	Ps.	(1,237,332)	Ps.	(56,367,265)	Ps.	(33,706,043)	Ps.	202,400,611	Ps.	7,900,466	Ps.	210,301,077
Net profit for the period						32,719,647								32,719,647		186,446		32,906,093
Effect of fair value of derivatives, net of deferred taxes										776,695				776,695				776,695
Remeasurement of defined benefit plan, net								1,372						1,372		(55)		1,317
Effect of translation of foreign entities												(1,049,148)		(1,049,148)		540,615		(508,533)

Comprehensive income for the period						32,719,647		1,372		776,695		(1,049,148)		32,448,566		727,006		33,175,572
Dividends						(16,677,120)								(16,677,120)				(16,677,120)
Repurchase of shares		(4,627)				(14,982,797)								(14,987,424)				(14,987,424)
Other acquisitions of non-controlling interests						(12,964)								(12,964)		(19,812)		(32,776)

Balance at June 30, 2014 (unaudited)	Ps.	96,387,712	Ps.	358,440	Ps.	198,007,238	Ps.	(1,235,960)	Ps.	(55,590,570)	Ps.	(34,755,191)	Ps.	203,171,669	Ps.	8,607,660	Ps.	211,779,329

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	For the six-month period ended June 30,
	2015		2014 (Restated Note 2b)

Operating activities
Profit before income tax	Ps.	37,446,366	Ps.	56,098,552
Items not requiring the use of cash:
Depreciation		57,095,134		49,234,966
Amortization of intangible assets		5,426,332		3,311,990
Equity interest in net loss of associated companies		1,388,837		858,233
Loss on sale of property, plant and equipment		36,332		87,394
Net period cost of labor obligations		4,735,973		3,683,808
Foreign currency exchange loss , net		20,367,338		385,589
Interest income		(2,169,963)		(3,262,260)
Interest expense		14,133,600		14,301,000
Employee profit sharing		1,881,853		2,119,849
Debt amortization		(1,043,085)
Loss (gain) in valuation of derivative financial instruments, capitalized interest expense and other, net		(4,924,950)		4,048,540
Working capital changes:
Accounts receivable from subscribers, distributors and other		(4,158,053)		2,544,957
Prepaid expenses		(2,096,270)		(5,193,717)
Related parties		(185,738)		(1,023,084)
Inventories		1,685,588		5,727,122
Other assets		(1,967,653)		(489,528)
Employee benefits		(2,708,884)		(4,247,184)
Accounts payable and accrued liabilities		(18,192,834)		(11,967,534)
Employee profit sharing paid		(3,819,138)		(4,092,519)
Financial instruments and other		(4,937,179)		2,695,900
Deferred revenues		(1,052,938)		70,450
Interest received		2,391,075		2,822,525
Income taxes paid		(26,342,286)		(15,280,724)

Net cash flows provided by operating activities		72,989,457		102,434,325

Investing activities
Purchase of property, plant and equipment		(51,142,490)		(49,112,041)
Proceeds from sale of plant, property and equipment		14,626		38,965
Dividends received from associates		653,915		99,953
Licenses investment		(10,661,545)		(1,018,190)
Acquisition of business		(471,370)		(1,922,472)
Partial sale of shares of associated company		633,270		9,405,274
Investments in associated companies				(1,699,990)
Assets available for sale		40,593,389

Net cash flows used in investing activities		(20,380,205)		(44,208,501)

Financing activities
Loans obtained		115,406,006		31,206,682
Repayment of loans		(75,173,108)		(15,898,370)
Interest paid		(14,927,050)		(13,630,286)
Repurchase of shares		(23,081,081)		(15,872,091)
Dividends paid		(843,057)		(34,620)
Derivative financial instruments		(263,743)		314,517
Acquisition of non-controlling interests		(26,067)		(32,776)

Net cash flows provided (used) in financing activities		1,091,900		(13,946,944)

Net increase in cash and cash equivalents		53,701,152		44,278,880

Adjustment to cash flows due to exchange rate fluctuations		(1,564,869)		1,684,196
Cash and cash equivalents at beginning of the period		66,473,703		48,163,550

Cash and cash equivalents at end of the period	Ps.	118,609,986	Ps.	94,126,626

Non-cash transactions related to:		2015		2014

Investing activities
Purchases of property, plant and equipment in accounts payable at period end	Ps.	8,395,492	Ps.	4,521,263

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of Mexican pesos and thousands of U.S. dollars, unless otherwise indicated)

1. Description of the business

América Móvil, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company,” “América Móvil” or “AMX”) was incorporated under laws of Mexico on September 25, 2000. The Company provides telecommunications services in 25 countries throughout Latin America, the United States and the Caribbean. These telecommunications services include mobile and fixed voice services, mobile and fixed data services, internet access and paid TV, as well as other related services.

●

The voice services provided by the Company, both mobile and fixed, mainly include the following: airtime, local, domestic and international long-distance services, and network interconnection services.

●	The data services provided by the Company include the following: value added services, corporate networks, data and Internet services.
●	Paid TV represents basic services, as well as pay per view and additional programming and advertising services.
●	Related services mainly include equipment and computer sales and revenues from advertising in telephone directories publishing and call center services.

In order to provide these services, América Móvil has the necessary licenses, permits and concessions (collectively referred to herein as “licenses”) to build, install, operate and exploit public and/or private telecommunications networks and provide miscellaneous telecommunications services (mostly mobile and fixed telephony services), as well as to operate frequency bands in the radio-electric spectrum to be able to provide fixed wireless telephony and to operate frequency bands in the radio-electric spectrum for point-to-point and point-to-multipoint microwave links. The Company holds licenses in the 25 countries where it has a presence, and such licenses have different dates of expiration through 2046.

Certain licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on certain size of the infrastructure in operation.

The corporate offices of América Móvil are located in Mexico City at Lago Zurich 245, Plaza Carso / Edificio Telcel, Colonia Ampliación Granada, Delegación Miguel Hidalgo, 11529, México D.F., México.

The accompanying unaudited interim condensed consolidated financial statements were approved for their issuance by the Company’s Chief Financial Officer on September 25, 2015. Subsequent events have been considered through the same date.

Relevant events

On May 20, 2105, the Company placed a €3.0 billion bond exchangeable into ordinary shares of KPN. The bond has a maturity of five years and bears no interest. The strike price for the KPN shares is 45% above the reference price of €3.3798 per KPN share. The underlying shares are approximately 612.2 million, roughly 14.3% of the outstanding KPN shares. Upon redemption at maturity or at the time investors exercise their option, AMX may elect to settle in cash, deliver the underlying KPN shares or a combination of both.

2. Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements and Changes in Significant Accounting Policies and Practices

a)  Basis of preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with the International Accounting Standard No. 34, Interim Financial Reporting (“IAS 34”), and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as of December 31, 2013 and 2014, and for the three year period ended December 31, 2014 as included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”).

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional and reporting currency of the Company in Mexico and the one used in these unaudited interim condensed consolidated financial statements.

b)  Reclassifications

The following amounts in the unaudited interim condensed consolidated statements of comprehensive income and cash flows for the period ended June 30, 2014 have been adjusted to conform to the presentation for the period ended June 30, 2015:

	2014, As previously reported	Reclassifications	2014, as Reclassified

Depreciation and amortization	Ps. (53,586,906)	Ps. 1,039,950	Ps. (52,546,956)
Equity interest in net income (loss) of associates	181,717	(1,039,950)	(858,233)
Interest income	5,808,980	(2,546,720)	3,262,260
Interest expense	(18,279,805)	3,978,805	(14,301,000)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	(12,716,981)	(1,432,085)	(14,149,066)

	Ps. (78,592,995)	Ps. -	Ps. (78,592,995)

	2014, As previously reported	Reclassifications and retrospective other adjustments	2014, as Reclassified

Operating activities
Amortization of intangible assets	Ps. 4,351,940	Ps. (1,039,950)	Ps. 3,311,990
Equity interest in net income (loss) of associates	(181,717)	1,039,950	858,233
Interest income	(5,808,980)	2,546,720	(3,262,260)
Interest expense	18,279,805	(3,978,805)	14,301,000
Loss (gain) in valuation of derivative financial instruments, capitalized interest expense and other, net	2,616,455	1,432,085	4,048,540

	Ps. 19,257,503	Ps. -	Ps. 19,257,503)

c)  New standards, interpretations and amendments thereof

The Company applied, for the first time, certain standards and amendments, which were effective for annual periods beginnings on or after January 1, 2014. However, the adoption of those IFRS standards and amendments did not have a significant impact on the consolidated financial statements of América Móvil.

The nature and the impact of each new standard/amendment are described below:

Investment Entities — Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 27 Separate Financial Statements.

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. The Company determined these amendments had no impact on the Company’s consolidated results or in its consolidated statements.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32 Financial Instruments

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively. The Company determined these amendments had no impact on the Company’s consolidated results or in its consolidated statements.

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

These amendments require disclosure of the recoverable amounts of the assets or cash generating units (“CGUs”) for which an impairment loss has been recognized or reversed during the period. The Company determined these amendments had no impact on the disclosures of the Company’s consolidated statements.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39 Financial Instruments

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. The Company determined these amendments had no impact on the Company’s consolidated results or in its consolidated statements.

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The Company determined this IFRIC had no impact on the Company’s consolidated results or in its consolidated statements.

Improvements to IFRSs – 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 was effective immediately and, it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. The Company determined these new improvements had no impact on the Company’s consolidated results or in its consolidated statements.

The amendments to IFRS 8 Operating segments became effective on July 1, 2014 and are applied retrospectively and clarify that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The disclosures related to these amendment are described in Notes 2b) and 12.

The amendments to IFRS 2 Share-based payment, IFRS 3 Business combination, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets and IAS 24 Related parties did not have an impact in the Company’s consolidated financial statements.

Improvements to IFRSs – 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 was effective immediately and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. The Company determined these new improvements had no impact on the Company’s consolidated results or in its consolidated statements.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

IAS 19 requires an entity to consider contributions from employees or third parties when accounting for defined benefit plans. Where the contributions are linked to service, they should be attributed to periods of service as a negative benefit. These amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognize such contributions as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to the periods of service. This amendment is effective for annual periods beginning on or after July 1, 2014. The Company determined this amendment had no impact on the Company’s consolidated results or in its consolidated statements.

Standards issued but not yet effective and annual improvements

The Company has not early adopted any other IFRS interpretation or amendment that has been issued but is not yet effective.

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are as describe below. The Company is in process of analyzing its impact in its financial statement and the relative notes.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but no impact on the classification and measurement of the Company’s financial liabilities.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Amendments to IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Company given that the Company has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in its separate financial statements will have to apply that change retrospectively. For first-time adopters of IFRS electing to use the equity method in its separate financial statements, they will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Company has yet to quantify the impact these amendments will have on its financial statements.

3. Related Parties

a) The following is an analysis of the balances with related parties at June 30, 2015 and December 31, 2014. All of the companies are considered as associates or affiliates of América Móvil since the Company or the Company’s principal shareholders are also direct or indirect shareholders in the related parties.

	2015		2014

Accounts receivable:
Sanborns Hermanos, S.A.	Ps.	79,776	Ps.	254,423
Sears Roebuck de México, S.A. de C.V.		131,113		220,501
Patrimonial Inbursa, S.A.		66,831		182,753
Other		621,752		662,430

Total	Ps.	899,472	Ps.	1,320,107

	2015		2014

Accounts payable:
Fianzas Guardiana Inbursa, S.A. de C.V.	Ps.	976	Ps.	452,333
Operadora Cicsa, S.A. de C.V.		678,209		667,358
PC Industrial, S.A. de C.V.		70,598		180,560
Microm, S.A. de C.V.		14,414		29,710
Grupo Financiero Inbursa, S.A.B. de C.V.		34,527		35,678
Acer Computec México, S.A. de C.V.		165		29,612
Sinergía Soluciones Integrales de Energía, S.A. de C.V.		53,215		61,098
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A.de C.V.		100,468		662,283
Sanborns Hermanos, S.A. de C.V.		189,823		250,044
Other		858,878		718,616

Total	Ps.	2,001,273	Ps.	3,087,292

For the six-month periods ended June 30, 2015 and 2014, the Company conducted the following transactions with related parties:

	2015		2014

Revenues:
Sale of long-distance services and other telecommunications services	Ps.	131,059	Ps	. 152,298
Sale of materials and other services		281,734		232,233
Call termination revenues and other		63149		676,356

	Ps.	475,942	Ps.	1,060,887

Investments and expenses:
Construction services, purchases of materials, inventories and property, plant and equipment	Ps.	2,753,291	Ps.	2,116,012
Insurance premiums, fees paid for administrative and operating services, brokerage services and others		951,558		862,169
Interconnection cost and other services(1)		639,584		6,398,824

	Ps.	4,344,433	Ps.	9,377,005

(1)	Includes the cost of buying airtime, long-distance services and megabytes navigation for value added services of Ps.6,008,380 in 2014 from AT&T subsidiaries.

On June 27, 2014, Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales, S.A. de C.V. acquired the share that AT&T had of the Company’s stock. Therefore, since such date AT&T is no longer considered a related party and is thus not included in the June 30, 2014 related party disclosures with respect to the analysis of the balances with related parties.

4. Property, plant and equipment, net

During the six-month periods ended June 30, 2015 and 2014, the Company made cash payments as an investment in plant and equipment in order to increase and update its transmission network and other mobile and fixed assets for an amount of Ps.51,142,490 and Ps.49,112,041, respectively.

5. Investments in Associated Companies

The balance of the Company’s investments in associated companies primarily represents the Company’s European investment in Koninklijke KPN N.V. (“KPN”). During the six months ended June 30, 2015, the carrying value of the Company’s investments in associated companies decreased by Ps.46,107,533. This net decrease was a result principally of:

a) Due to an internal decision of the Company to stop investing in KPN, the Company classified as available for sale the shares of KPN. Subsequently, the Company evaluated several schemes and structures of sale of shares, among which are the following:

i) Accelerated market sale

ii) Direct sale options in the market

iii) Open offer to operators

During this process, the Company received firm offers from other operators and banks and, finally, the Company decided for a scheme of sale of shares through exchangeable bonds, giving investors the right to purchase the KPN shares.

The Company expects from the time of issuance of such bonds either by the structure of forced conversion of bonds into shares of KPN or by way of distributions expected in KPN, the shares will be acquired by investors the Company who were granted the right to purchase shares of KPN.

As a result, the shares of KPN are underlying our issuance of exchangeable bonds for a principal amount of €3,000,000, equivalent to 14.3% of our share in KPN, and the second issuance of exchangeable bonds for a principal amount of €750,000, equivalent to 5.25% of our share in KPN, in such a way that as of the date of issuance of these interim financial statements, our remaining share of KPN is of 1.54%.

The amount reclassified as available for sale amounts to Ps.39,472,282.

b) Unaudited pro forma financial data

The following unaudited pro forma consolidated financial data for the periods ended June 30, 2014 has not been audited and is based on the unaudited historical financial statements of the Company adjusted to give effect to (i) the acquisition of Telekom Austria; and (ii) certain accounting adjustments of the assets and liabilities of the acquired company.

The pro forma results of operations assume that the acquisition was completed at the beginning of the acquisition year and are based on the information available and some assumptions that management believes are reasonable. The pro forma financial data not intended to indicate what the operations of the Company had been if the operations were to occur at that date, or predict the results of the operations of the Company.

	Unaudited pro forma consolidated financial data for the six month period ended on June 30, 2014
Operating revenues	Ps.	433,643,645
Income before income taxes		51,460,884
Net income		30,935,900

6. Income Tax

An analysis of income tax expense charged to results of operations for the six-month periods ended June 30, 2015 and 2014 is as follows:

	2015		2014

Current period income tax	Ps.	26,311,742	Ps.	25,037,212
Deferred income tax		(11,806,713)		(1,844,753)

Total	Ps.	14,505,029	Ps.	23,192,459

Other comprehensive (loss) income

	2015		2014

Deferred tax related to items recognized in OCI during the year
Effect of fair value of derivatives	Ps.	(7,859)	Ps.	1,895

Deferred tax charged to OCI	Ps.	(7,859)	Ps.	1,895

The Company’s effective tax rate was 38.7% and 41.3% for the six months ended June 30, 2015 and 2014, respectively. Significant differences between the effective tax rate and the statutory tax rate for such interim periods relates to the loss on derecognition of equity method investment in equity method investment, tax inflation effects and non- deductible.

7. Debt

The Company’s short- and long-term debt consists of the following:

At June 30, 2015

Currency	Loan	Interest rate	Maturity from 2015 to	Total

U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 6.375%	2042	Ps.	185,563,644
	Floating rates Senior notes (i)	L + 1.0%	2016		11,675,700
	Financial Leases	3.75%	2015		38,024
	Lines of credit (iii)	3.5% - 8.0% and L + 0.20% 2.10%	2024		39,696,408

	Subtotal U.S. dollars				236,973,776

Mexican pesos
	Fixed-rate Senior notes	6.00% - 9.00%	2037		81,705,026
	Floating rate Senior notes	TIIE + 1.25%	2016		2,000,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2016		14,360,348

	Subtotal Mexican pesos				98,065,374

Euros
	Fixed-rate Senior notes (i)	1.00% - 6.375%	2073		218,650,367
	Lines of credit (iii)	3.10% - 5.41%	2019		10,411,374
	Market Value adjustment		2019		5,981,071

	Subtotal Euros				235,042,812

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		67,264,486

	Subtotal Sterling pounds				67,264,486

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.00%	2018		13,645,571

	Subtotal Swiss francs				13,645,571

Reais
	Lines of credit (iii)	3.00% - 6.00%	2019		3,326,827

	Subtotal Brazilian reais				3,326,827

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		2,709,912

	Subtotal Colombian pesos				2,709,912

Other currencies
	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		5,343,231
	Financial Leases	5.05% - 8.97%	2027		288,908

	Subtotal other currencies				5,632,139

	Total debt				662,660,897

	Less: Short-term debt and current portion of long -term debt				77,481,828

	Long-term debt			Ps.	585,179,069

*	Debt Telekom Asutria AG is considered.

At December 31, 2014

Currency	Loan	Interest rate	Maturity from 2014 a	Total

U.S. dollars
	Fixed-rate Senior notes (i)	2.375% - 7.5%	2042	Ps.	210,126,663
	Floating rates Senior notes (i)	L + 1.0%	2016		11,038,500
	Financial Leases (Note 17)	3.75%	2015		106,862
	Lines of credit (iii)	4.00% - 7.70% and L + 2.10%	2024		14,600,011

	Subtotal U.S. dollars		2042		235,872,036

Mexican pesos
	Fixed-rate Senior notes	6.00% - 9.00%	2037		78,200,265
	Floating rate Senior notes	TIIE + 0.40% - 1.25%	2016		6,600,000
	Lines of credit (iii)	TIIE + 0.05% - 1.00%	2015		311,048

	Subtotal Mexican pesos				85,111,313

Euros
	Fixed-rate Senior notes (i)	1.00% - 6.375%	2073		177,127,119
	Lines of credit (iii)	3.10% - 5.41%	2019		11,903,748

	Subtotal Euros				189,030,867

Sterling Pounds
	Fixed-rate Senior notes (i)	4.375% - 6.375%	2073		63,047,129

	Subtotal Sterling pounds				63,047,129

Swiss francs
	Fixed-rate Senior notes (i)	1.125% - 2.25%	2018		15,542,492

	Subtotal Swiss francs				15,542,492

Reais
	Lines of credit (iii)	3.0% - 6.00%	2019		4,435,774

	Subtotal Brazilian reais				4,435,774

Colombian pesos
	Fixed-rate Senior notes (i)	7.59%	2016		2,768,322

	Subtotal Colombian pesos				2,768,322

Other currencies
	Fixed-rate Senior notes (i)	1.53% - 3.96%	2039		7,582,720
	Financial Leases	5.05% - 8.97%	2027		364,334

	Subtotal other currencies				7,947,054

	Total debt				603,754,987

	Less: Short-term debt and current portion of long -term debt				57,805,517

	Long-term debt			Ps.	545,949,470

*	Debt Telekom Asutria AG is considered.

L = LIBOR o London Interbank Offer Rate

TIIE = Mexican Weighted Interbank Interest Rate

ECA = Export Credit Agreement

Euribor = Euro Interbank Offered Rate

Except for the fixed-rate notes, interest rates on the Company’s debt are subject to variances in international and local rates. The Company’s weighted average cost of borrowed funds at June 30, 2015 and December 31, 2014 was approximately 4.2% and 4.7%, respectively.

Such rates do not include commissions or the reimbursements for Mexican tax withholdings (typically a tax rate of 4.5%) that the Company must make to international lenders. In general, fees on financing transactions add ten basis points to financing costs.

An analysis of the Company’s short-term debt maturities as of June 30, 2015 and December 31, 2014, is as follows:

	2015		2014

Domestic Senior Notes (Certificados Bursátiles)			Ps.	4,600,000
International Senior Notes	Ps.	25,224,815		35,315,148
Lines of credit		49,432,245		14,814,203
Financial Leases		38,024		106,862

Subtotal short-term debt	Ps.	74,695,084	Ps.	54,836,213

Weighted average interest rate		3.9%		4.0%

An analysis of the Company’s long-term debt is as follows:

Years	Amount
2016	Ps.	46,859,628
2017		43,106,441
2018		26,198,370
2019		51,734,636
2020 and thereafter		417,279,994

Total	Ps.	585,179,069

(i) Senior Notes

The outstanding Senior Notes at June 30, 2015 and December 31, 2014 are as follows:

Currency*	2015		2014

U.S. dollars	Ps.	197,239,344	Ps.	221,165,164
Mexican pesos		83,705,026		84,800,265
Euros		224,631,438		177,127,119
Sterling pounds		67,264,486		63,047,129
Swiss francs		13,645,571		15,542,492
Japanese yens		2,300,192		2,224,042
Chinese yuans				2,371,767
Colombian pesos		2,709,912		2,768,321
Chilean pesos		3,043,039		2,986,911

* Thousands of Mexican pesos

During the second quarter of 2015, América Móvil placed bonds for an amount of €3.0 billion exchangeable into ordinary shares of KPN. The bonds have a maturity of five years and pay no interest , exchange premium agreed for the issue was set at 45% of the closing price , which was at a value of €3.38 per share , resulting in an exchange price of €4.90 per share. Underlying the bonds are approximately 612.2 million KPN shares, corresponding to approximately 14.3% of the currently outstanding share capital of KPN. In line with market practice for equity-linked transactions in Europe, the Bonds were placed with institutional investors outside the U.S.

If not previously exchanged or redeemed, the bonds will be redeemed at par on the maturity date, expected to be May 28, 2020. Upon redemption at maturity, AMX will have the flexibility to settle all or part of the redemption value in shares. Upon exchange, AMX will have the flexibility to settle in cash, deliver the underlying KPN shares or a combination thereof.

In November 2012, we launched our global peso note program, under which we can issue up to 100 billion Mexican pesos in notes until 2017, when the program will either expired or be renewed. We launched that program with the intention of increasing the proportion of Mexican pesos in the balance of liabilities of América Móvil. The notes issued under this program have the advantage of being registered with the SEC in the U.S. and with the National Banking and Securities Commission (“CNBV”) in Mexico, allowing seamless operation for domestic and international investors of such notes . In the first quarter of 2015, we placed Ps.3.5 billion of such global peso notes under a reopening of our notes maturing in 2024 with a coupon of 7.125%.

(ii) Domestic Senior Notes (Certificados Bursátiles)

At June 30, 2015 and December 31, 2014, debt under stock certificates aggregates to Ps.22,833,326 and Ps.27,428,565, respectively. In general these issues bear a fixed-rate or floating rate determined as a differential on the TIIE rate (a Mexican interbank rate).

(iii) Lines of Credit

At June 30, 2015 and December 31, 2014, debt under Lines of Credit aggregates to Ps.67,794,958 and Ps.30,077,192, respectively.

Likewise, the Company has two revolving syndicated facilities – one for U.S.$2,500,000 and one for the Euro equivalent of U.S.$2,000,000 currently unwilling. The Euro equivalent revolving syndicated facility was amended in July 2013 to increase the amount available to U.S.$2,100,000. Loans under the facility bear interest at variable rates based on LIBOR and EURIBOR. Telekom Austria has also an unwilling revolving syndicated facility in Euros for 1,000,000 at a variable rate based on LIBOR and EURIBOR.

Restrictions (TELMEX)

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At June 30, 2015, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

Covenants

In conformity with the credit agreements, the Company is obligated to comply with certain financial and operating commitments. Such covenants limit, in certain cases, the ability of the Company or the guarantor to: pledge assets, carry out certain types of mergers, sell all or substantially all of its assets, and sell control over Telcel.

Such covenants do not restrict the ability of AMX’s subsidiaries to pay dividends or other payment distributions to AMX. The more restrictive financial covenants require the Company to maintain a consolidated ratio of debt to EBITDA (earnings before interest, tax, depreciation and amortization) that do not exceed 4 to 1, and a consolidated ratio of EBITDA to interest paid that is not below 2.5 to 1 (in accordance with the clauses included in the credit agreements). Telmex Internacional is subject to financial covenants of maintaining a ratio of debt to EBITDA that does not exceed 3.5 a 1, and a consolidated ratio of EBITDA to interest paid that is not below 3 to 1 (in accordance with the clauses included in the credit agreements).

Several of the financing instruments of the Company are subject to early extinguishment or re-purchase, at the option of the debt holder in the case that a change in control occurs.

8. Equity

a) As of June 30, 2015 and December 31, 2014, the Company’s capital stock was represented by 66,781,199,900 series (23,384,632,660 Series “AA” shares, 634,043,704 Series “A” shares and 42,762,523,536 Series “L” shares) and 68,150,000,000 (23,384,632,660 Series “AA” shares, 648,994,284 Series “A” shares and 44,116,373,056 Series “L” shares), respectively.

b) The capital stock of the Company consists of a minimum fixed portion of Ps.397,873 (nominal amount), represented by a total of 95,489,724,196 shares (including treasury shares available for re-subscription in accordance with the provisions of the Mexican Securities Law), of which (i) 23,424,632,660 are common Series “AA” shares; (ii) 776,818,130 are common Series “A” shares; and (iii) 71,288,273,406 are Series “L” shares, all of them fully subscribed and paid.

c) As of June 30, 2015 and December 31, 2014, the Company’s treasury shares included shares for re-subscription, in accordance with the provisions of the Mexican Securities Law, in the amount of 28,708,524,296 shares (28,705,594,405 Series “L” shares and 2,929,891 Series “A” shares) and 27,339,724,196 (27,338,625,508 Series “L” shares and 1,098,688 Series “A” shares), respectively.

d) The holders of Series “AA” and Series “A” shares are entitled to full voting rights. The holders of Series “L” shares may only vote in certain circumstances, and they are only entitled to appoint two members of the Board of Directors and their respective alternates. The matters in which the shareholders who are entitled to vote are the following: extension of the term of the Company, early dissolution of the Company, change of corporate purpose of the Company, change of nationality of the Company, transformation of the Company, a merger with another company, as well as the cancellation of the registration of the shares issued by the Company in the National Securities Registry (Registro Nacional de Valores) and any other foreign stock exchanges where they may be registered, except for quotation systems or other markets not organized as stock exchanges where they may be registered. Within their respective series, all shares confer the same rights to their holders. The Company’s bylaws contain restrictions and limitations related to the subscription and acquisition of Series “AA” shares by non-Mexican investors.

e) In accordance with the bylaws of the Company, Series “AA” shares must at all times represent no less than 20% and no more than 51% of the Company’s capital stock, and they also must represent at all times no less than 51% of the common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) representing said capital stock.

Series “AA” shares may only be subscribed to or acquired by Mexican investors, Mexican corporations and/or trusts expressly empowered for such purposes in accordance with the applicable legislation in force. Common series “A” shares, which may be freely subscribed, may not represent more than 19.6% of capital stock and may not exceed 49% of the common shares representing such capital. Common shares (entitled to full voting rights, represented by Series “AA” and Series “A” shares) may represent no more than 51% of the Company’s capital stock.

Lastly, the combined number of Series “L” shares, which have limited voting rights and may be freely subscribed, and Series “A” shares may not exceed 80% of the Company’s capital stock. For purposes of determining these restrictions, the percentages mentioned above refer only to the number of the Company’s shares outstanding.

Dividends

f) On April 30, 2015, the Company’s shareholders approved, among other resolutions, the (i) payment of a cash dividend of Ps.0.26 per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments each, (ii) the payment of an extraordinary dividend in cash from the remaining tax profit account of Ps.0.30; and (iii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps.35 billion pursuant to Article 56 of the Mexican Securities Market Law.

g) On April 28, 2014, the Company’s shareholders approved, among other resolutions, the (i) payment of a cash dividend of Ps.0.24 per share to each of the shares of its capital stock series “AA”, “A” and “L”, payable in two equal installments of Ps.0.12; and (ii) increase the amount of funds available for the acquisition of the Company’s own shares by Ps.30 billion pursuant to Article 56 of the Mexican Securities Market Law.

9. Components of other comprehensive (loss) income

An analysis of the components of the other comprehensive (loss) income for the six-month periods ended June 30, 2015 and 2014 is as follows:

	2015	2014

Valuation of the derivative financial instruments, net of deferred tax	Ps. 18,103	Ps. 1,372
Translation effect of foreign subsidiaries	(15,990,549)	(1,049,148)
Remeasurement of defined benefit plans, net of income tax effect	13,893	776,695
Non-controlling interest of the items above	2,121,837	540,560

Other comprehensive (loss) income	Ps. (13,836,716)	Ps. 269,479

10. Financial Assets and Liabilities

Set out below is the categorization of the financial instruments, other than cash and short-term deposits, held by AMX as at June 30, 2015 and December 31, 2014:

	June 30, 2015

	Loans and receivables		Fair value through profit or loss		Fair value through OCI

Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	121,102,131	Ps.	-	Ps.	-
Related parties		899,472		-		-
Derivative financial instruments		-		30,692,525		-

Total	Ps.	122,001,603	Ps.	30,692,525	Ps.	-

Financial Liabilities:
Debt	Ps.	662,660,897	Ps.	-	Ps.	-
Accounts payable		207,341,358		-		-
Related parties		2,001,273		-		-
Derivative financial instruments		-		6,665,928		131,007

Total	Ps.	872,003,528	Ps.	6,665,928	Ps.	131,007

	December 31, 2014

	Loans and Receivables		Fair value through profit or loss		Fair value through OCI

Financial Assets:
Accounts receivable from subscribers, distributors, and other, net	Ps.	122,028,071	Ps.		Ps.	-
Related parties		1,320,107
Derivative financial instruments				22,536,056

Total	Ps.	123,348,178	Ps.	22,536,056	Ps.	-

Financial Liabilities:
Debt	Ps.	603,754,987	Ps.		Ps.
Accounts payable		191,503,362
Related parties		3,087,292
Derivative financial instruments				8,373,205		154,607

Total	Ps.	798,345,641	Ps.	8,373,205	Ps.	154,607

Fair value hierarchy

The Company’s valuation techniques used to determine and disclose the fair value of its financial instruments are based on the following hierarchy:

Level 1:       Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:       Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices); and

Level 3:      Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

The fair value for the financial assets (excluding cash and cash equivalents) and financial liabilities shown in the consolidated statement of financial position at June 30, 2015 and December 31, 2014 is as follows:

		Measurement of fair value at June 30, 2015

		Level 1		Level 2		Level 3		Total

Assets:
Derivatives financial instruments		-	Ps.	30,692,525			Ps.	30,692,525
Pension plan assets	Ps.	232,929,739				-		232,929,739

Total	Ps.	232,929,739	Ps.	30,692,525	Ps.	-	Ps.	263,622,264

Liabilities:
Debt	Ps.	385,408,690	Ps.	315,114,041	Ps.	-	Ps.	700,522,731
Derivatives financial instruments				6,796,935				6,796,935

Total	Ps.	385,408,690	Ps.	321,910,976	Ps.	-	Ps.	707,319,666

		Measurement of fair value at December 31, 2014

		Level 1		Level 2		Level 3		Total

Assets:
Derivatives financial instruments	Ps.		Ps.	22,536,056	Ps.		Ps.	22,536,056
Pension plan assets		242,360,329						242,360,329

Total	Ps.	242,360,329	Ps.	22,536,056	Ps.		Ps.	264,896,385

Liabilities:
Debt	Ps.	411,497,065	Ps.	229,028,589	Ps.		Ps.	640,525,654
Derivatives financial instruments				8,527,812				8,527,812

Total	Ps.	411,497,065	Ps.	237,556,401	Ps.		Ps.	649,053,466

Fair value of derivatives financial instruments are valued using valuation techniques with market observable inputs. To determine its Level 2 fair value, the Company applies valuation techniques including forward pricing and swaps models, using present value calculations. The models incorporate various inputs including credit quality of counterparties, foreign exchange spot and forward rates and interest rate curves. Fair value of debt Level 2 has been determined using a model based on present value calculation incorporating credit quality of AMX.

For the six-month period ended June 30, 2015 and the year ended December 31,2014, no transfers were made between Level 1 and Level 2 fair value measurement hierarchies.

11. Contingencies

Included in Note 20 on pages F-109 to F-123 of the Company’s 2014 Form 20-F is a disclosure of material contingencies outstanding as of December 31, 2014. As of June 30, 2015, there has not been any material change in the status of those contingencies.

12. Segments

América Móvil operates in different countries. As mentioned in Note 1, the Company has operations in Mexico, Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Colombia, United States, Honduras, Chile, Peru, Paraguay, Uruguay, Dominican Republic, Puerto Rico, Panama, Austria, Croatia, Bulgaria, Belarus, Macedonian, Serbia and Slovenia.

The CEO, who is the Chief Operating Decision Maker (“CODM”), analyzes the financial and operating information by geographical segment, except for Mexico, which shows América Móvil (Corporate and Telcel) and Telmex as two segments. All significant operating segments that (i) represent more than 10% of consolidated revenues, (ii) more than the absolute amount of its reported 10% of profits or loss and (iii) more than 10% of consolidated assets, are presented separately.

The Company has aggregated operating segments into the following reporting segments for purposes of its consolidated financial statements: Southern cone includes Argentina, Chile, Paraguay and Uruguay; Andean includes Ecuador and Peru.

The Company is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key qualitative indicators include but not were limited to: (i) all entities provide telecommunications services, (ii) similarities of customer bases and services, (iii) the methods to distribute services are the same, based on telephone plant in both cases, wireless and fixed lines, (iv) similarities of governments and regulatory entities that oversee the activities and services that telecom companies, (v) inflation trends and (vi) currency trends.

	Mexico (1)	Telmex	Brazil	SouthernCone (2)	Colombia	Andean (3)	Central America (4)	U.S.A. (5)	Caribbean (6)	Europe (7)	Eliminations	Consolidated total

At June 301, 2015:
External revenues	92,014,699	46,675,124	92,490,167	32,103,677	34,417,264	25,270,771	16,062,635	52,996,186	14,175,081	33,829,618		440,035,222
Intersegment revenues	5,561,142	3,594,910	1,659,877	135,337	114,176	109,353	88,815		9,888		(11,273,498)

Total revenues	97,575,841	50,270,034	94,150,044	32,239,014	34,531,440	25,380,124	16,151,450	52,996,186	14,184,969	33,829,618	(11,273,498)	440,035,222
Depreciation and amortization	7,192,502	7,618,224	20,018,503	4,085,340	4,712,533	3,025,840	4,493,495	345,379	2,555,103	8,543,356	(68,809)	62,521,466
Operating income	35,229,590	8,980,909	5,928,158	3,935,403	7,610,097	5,020,373	874,184	1,914,525	2,017,768	2,546,249	2,384	74,059,640
Interest income	8,095,200	120,189	588,476	1,783,710	200,234	411,378	91,425	98,399	171,360	173,562	(9,563,970)	2,169,963
Interest expense	12,288,921	715,059	7,107,512	1,108,588	243,205	305,425	138,591		18,585	1,361,482	(9,153,768)	14,133,600
Income tax	7,626,103	2,008,551	(4,071,829)	1,920,167	2,716,566	2,025,766	1,184,291	752,504	679,584	(336,674)		14,505,029
Equity interest in net income (loss) of associated companies	(1,424,586)	22,988	(4,000)	11,060						5,701		(1,388,837)
Net profit attributable to parent	17,113,824	3,615,250	(7,208,162)	(891,744)	2,932,565	2,616,296	(417,572)	1,340,294	1,123,694	2,769,336	(718,276)	22,275,505
Assets by segment	954,434,584	140,586,739	345,277,165	117,031,177	88,871,654	82,594,975	59,720,918	36,156,767	70,128,033	177,707,760	(782,957,303)	1,289,552,469
Plant, property and equipment, net	64,328,036	95,465,873	165,189,423	52,391,690	45,191,256	27,893,412	34,198,209	1,599,663	26,545,023	65,012,199		577,814,784
Goodwill	27,101,739	368,376	20,064,019	2,577,562	12,790,100	4,383,720	5,027,811	1,796,846	14,186,723	51,115,022		139,411,918
Trademarks, net	934,179	365,908	399,150	3,229	778			646,584	221,982	8,350,362		10,922,172
Licenses and rights, net	3,674,709	87,403	31,389,223	10,900,877	3,733,506	6,238,897	2,978,747		5,856,776	25,351,594		90,211,732
Investment in associated companies	10,778,225	2,046,366	(1,650)	140,322	1,307		19,607			848,714	(10,677,843)	3,155,048
Liabilities by segments	727,460,236	105,245,047	242,431,216	89,781,701	34,058,757	30,200,416	28,636,984	30,890,231	27,911,968	115,716,413	(324,979,021)	1,107,353,948

At June 30, 2014:
External revenues	91,498,209	49,816,376	99,509,647	26,825,715	37,359,555	23,235,103	12,877,402	44,204,734	12,746,914			398,073,655
Intersegment revenues	5,633,544	3,269,300	1,569,177	497,230	122,119	59,751	54,042		7,422		(11,212,585)

Total revenues	97,131,753	53,085,676	101,078,824	27,322,945	37,481,674	23,294,854	12,931,444	44,204,734	12,754,336		(11,212,585)	398,073,655
Depreciation and amortization	6,984,722	7,843,206	20,217,270	3,343,868	4,722,361	2,686,935	4,105,321	223,097	2,420,176			52,546,956
Operating income (loss)	38,819,996	10,541,118	6,826,462	3,239,220	9,323,991	6,207,013	(211,101)	2,326,905	2,220,713		(322,500)	78,971,817
Interest income	4,400,854	135,497	2,397,869	1,392,123	403,392	552,383	94,761	67,053	229,902		(6,411,574)	3,262,260
Interest expense	12,476,408	982,357	5,770,751	440,534	231,693	180,598	70,098		25,519		(5,876,958)	14,301,000
Income tax	10,480,992	2,505,156	2,453,412	1,311,195	2,863,916	2,264,565	552,455	892,600	(131,832)			23,192,459
Equity interest in net income (loss) of associated companies	856,701	28,259	(19,668)	(7,059)								858,233
Net profit attributable to parent	13,291,103	5,051,623	2,259,085	(157,285)	5,054,901	3,950,407	(762,932)	1,628,493	2,199,230		205,022	32,719,647
Assets by segment	949,918,858	142,384,867	361,672,858	84,217,066	109,355,139	76,999,620	50,766,936	29,541,234	66,084,448		(810,028,623)	1,060,912,403
Plant, property and equipment, net	61,305,028	93,253,724	174,883,733	44,751,077	45,540,327	23,381,903	31,134,945	1,963,222	24,613,301			500,827,260
Goodwill, net	10,623,395	222,623	23,672,326	1,839,717	14,699,652	5,045,026	4,749,070	2,926,681	31,650,117			95,428,607
Trademarks, net	12,422	357,093	556,320	15,483		91	5		191,976			1,133,390
Licenses and rights, net	4,030,276	117,093	19,212,524	969,471	4,471,883	3,487,782	2,432,781		2,184,147			36,905,957
Investment in associated companies	79,328,774	1,607,019	5,934	117,392	25,801		16,534				(5,693,725)	75,407,729
Liabilities by segments	644,044,422	112,571,822	202,053,626	63,632,568	33,196,655	22,709,614	22,582,310	25,041,889	24,709,428		(301,409,260)	849,133,074

(1)	Mexico includes Telcel and corporate operations and assets
(2)	Southern Cone includes Argentina, Chile, Paraguay and Uruguay
(3)	Andean includes Ecuador and Peru.
(4)	Central America includes Guatemala, Costa Rica, El Salvador, Honduras, Nicaragua and Panama.
(5)	Excludes Puerto Rico
(6)	Caribbean includes the Dominican Republic and Puerto Rico
(7)	Europe includes Austria, Bulgaria, Croatia, Belarus, Slovenia, Macedonia and Serbia.

13. Subsequent Events

On September 2015, the Company, through its subsidiary América Móvil B.V., completed the placement of €750 million principal amount of guaranteed secured bonds mandatorily exchangeable into ordinary shares of KPN. The bonds will have a maturity of three years and will pay a coupon of 5.5% per annum payable quarterly in arrears, as well as an additional interest corresponding to 85% of the gross amount of cash dividends and distributions paid in relation to the underlying KPN ordinary shares.

The reference price has been set at €3.3374, being the minimum exchange price at which the bonds could be exchanged for KPN shares. The maximum exchange price would be €4.2552 (Reference Price plus 27.5%).The number of KPN shares included in the initial exchange property is fixed at 224,725,834.

If not previously exchanged, the bonds will be exchanged for KPN shares on the maturity date, expected to be September 17, 2018. Upon exchange, the Issuer will have the flexibility to settle in cash, deliver the underlying KPN shares or a combination thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo

Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer